Exhibit 5

OPINION OF GILES ROBLYER, ESQ.
The Procter & Gamble Company
Legal Division
1 Procter & Gamble Plaza, Cincinnati, Ohio 45202-3315

October 8, 2019
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, Ohio 45202

Gentlemen/Mesdames:

This opinion is rendered for use in connection with the Post-Effective Amendment No. 1 to Registration Statement No. 333-199592 (the “Post-Effective Amendment”) with respect to the Rollover Shares (as defined below) authorized for issuance under the 2019 Plan (as defined below).

On October 8, 2019 (the “Approval Date”), the Company’s shareholders approved The Procter & Gamble Company 2019 Stock and Incentive Compensation Plan (the “2019 Plan”).  Pursuant to the terms of the 2019 Plan, the number of shares of Common Stock remaining available under The Procter & Gamble 2014 Plan (the “2014 Plan” and together with the 2019 Plan, the “Registered Plans”) as of the Approval Date, plus any shares of Common Stock subject to outstanding awards under the 2014 Plan that, on or after the Approval Date, are forfeited, cancelled or, except in certain circumstances set forth in the 2019 Plan, otherwise terminated without the issuance of shares of Common Stock, expire, settle in cash or are exchanged with the Compensation and Leadership Development Committee’s permission prior to the issuance of shares of Common Stock for an award not involving shares of Common Stock, will be issuable under the 2019 Plan (the “Rollover Shares”).

As Counsel for the Company, I have examined and I am familiar with originals or copies, certified or otherwise, identified to my satisfaction, of such statutes, documents, corporate records, certificates of public officials and other instruments as I have deemed necessary for the purpose of this opinion including the Amended Articles of Incorporation, Regulations and By-Laws of the Company, the Registered Plans, the records of proceedings of the shareholders and directors of the Company and such other instruments which I consider pertinent.

Upon the basis of the foregoing, I am of the opinion that any Rollover Shares that may be issued pursuant to the 2019 Plan have been duly authorized, and that when issued, delivered, and paid for in accordance with the 2019 Plan and after the filing of this Post-Effective Amendment with the Securities and Exchange Commission, the Rollover Shares will be validly and legally issued and will be fully paid and non-assessable.

I am a member of the Bar of the State of Ohio.  I express no opinion as to the laws of any jurisdiction other than the laws of the State of Ohio.

I hereby consent to the filing of this opinion as Exhibit (5) to the Post-Effective Amendment and to the reference to my name in the Post-Effective Amendment, without admitting that I am an “expert” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder with respect to any part of the Post-Effective Amendment, including this exhibit.

Very truly yours,

/s/ Giles Roblyer
Giles Roblyer